June 18, 1999

Mr. Fred Flegel
Managing Partner
Lopata, Flegel & Company
500 Washington Avenue
Suite 1204
St. Louis, MO  63101

RE:    Integrated Spatial Information Solutions, Inc. (ISIS)

Dear Fred:


As a follow-up to our discussion, I have prepared the following engagement letter. This engagement letter is between Integrated Spatial Information Solutions, a Colorado Corporation, (hereafter "ISIS") and Lopata, Flegel & Company (hereafter "LFC"). The engagement encompasses situations where ISIS would be a "buyer" or where ISIS would be part of a "roll-up" situation. This engagement letter is limited to services directed to those firms specifically referenced in Attachment A (hereafter "the listed transactions"), which may, from time to time be amended with the advance written approval of ISIS.

Subject to your agreement and notification of approval by the ISIS Board of Directors, you are authorized to act on your behalf of ISIS in an advisory capacity with respect to the listed transactions. In an advisory capacity, you would neither be a principal or an agent of ISIS. Your objective is to assist ISIS in the completion of one or more of the above transactions.

As you indicated to me, you are aware of various possible acquisition situations referenced previously as Attachment A. You will coordinate those contacts and discussions through me or a designated representative of ISIS and examine the suitability of these various situations to ISIS.

An advisory fee will be earned upon the successful completion of a transaction. This fee will be as follows based upon the following type of transaction:

  - ISIS as buyer, seller or in a roll-up: 5% of the first two million dollars of total consideration, 4% of the second two million dollars of total consideration, 3% of the third two million dollars of total consideration, 2% of the fourth two million dollars of total consideration, and 1% of the remainder of total consideration. For purposes of this agreement, total consideration is defined as all cash, stock, notes, earnouts, all deferred payouts and any additional considerations received by ISIS intended to convey value to both ISIS and its shareholders.

  - Reverse merger transaction whereby a Company mergers into ISIS: A valuation of the value of the transaction shall be mutually agreed to between our ISIS and LFC. The same fee agreement, as indicated above, shall apply.

ISIS will provide a non-refundable retainer of $4,500 in cash paid over 3 months and 60,000 in shares paid 90 days after the initiation of the assignment, plus reasonable travel expenses pre-approved by ISIS. The retainer will be credited toward the contingent fee at closing of first of any transaction successfully completed.

In the course of this engagement, certain trade secrets will be divulged to LFC. Such trade secrets include, but are not limited to, proprietary data, products, and marketing techniques of ISIS and its subsidiaries, the identity of and information concerning customers and prospective customers, acquisition strategies and candidates, investment and financial resources available to assist in the merger, and acquisition of targets. The confidentiality of these trade secrets is critical to the success of ISIS and LFC shall not, directly or indirectly, use, disseminate, or disclose for any purposes other than for the purposes of the ISIS' business, any of the ISIS confidential information or trade secrets, unless such disclosure is compelled in a judicial proceeding.

Fred, we look forward to your assistance. I trust this agreement will be acceptable.


Sincerely,


/s/JOHN C. ANTENUCCI
John C. Antenucci
President and CEO

JCA/bp


The above terms are agreed to and accepted by us.

/s/ FRED S. FLEGEL                                Date:         6/21/99
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Mr. Fred S. Flegel